Exhibit 99.3

CONSOLIDATED BALANCE SHEETS

(Expressed in thousands of US dollars)

	Note	Unaudited March 31, 2009	December 31, 2008
		$	$
ASSETS
Current assets:
Cash and cash equivalents		371,669	117,989
Gold bullion (market value $91,649; December 31, 2008: $151,079)	5	40,408	70,191
Receivables and other		56,649	64,163
Inventories	6	105,129	92,801

		573,855	345,144
Other long-term assets		105,306	105,235
Working interests		149,829	153,171
Royalty interests		30,135	30,801
Mining assets		1,087,896	1,041,555
Exploration and development		424,246	121,689
Goodwill		339,360	342,046
Other intangible assets		11,280	12,045

		2,721,907	2,151,686

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued liabilities		172,505	146,668
Dividends payable		—	17,740
Credit facility		40,000	50,000
Current portion of long-term liabilities		17,446	25,291

		229,951	239,699

Long-term liabilities:
Debt	8	5,200	5,467
Future income and mining tax liability		203,211	159,739
Asset retirement obligations		70,682	70,490
Other long-term liabilities		6,332	6,239

		285,425	241,935

Non-controlling interests		15,896	14,386

Shareholders’ equity:
Common shares	9(a)	2,155,566	1,655,755
Warrants	9(f)	148	—
Contributed surplus		38,809	39,242
Retained earnings		74,400	21,897
Accumulated other comprehensive loss	10	(78,288)	(61,228)

		2,190,635	1,655,666

		2,721,907	2,151,686

Commitment and Contingencies (note 14)

See the accompanying notes which are an integral part of these unaudited interim consolidated financial statements.

IAMGOLD CORPORATION - FIRST QUARTER FINANCIAL STATEMENTS – MARCH 31, 2009

CONSOLIDATED STATEMENTS OF EARNINGS

(Unaudited; Expressed in thousands of US dollars, except per share amounts)

First quarter ended March 31	Note	2009	2008
		$	$
Revenues		188,616	207,952

Expenses:
Mining costs, excluding depreciation, depletion and amortization		89,250	108,084
Depreciation, depletion and amortization		32,057	40,685

		121,307	148,769

		67,309	59,183
Earnings from working interests		5,941	10,893

		73,250	70,076

Other:
Corporate administration		11,035	8,589
Exploration		6,587	7,969
Interest expense		476	99
Foreign exchange		8,213	192
Derivative loss (gain)	11	3,175	(1,484)
Gain on sale of gold bullion	5	(36,628)	—
Other		2,043	73

		(5,099)	15,438
Non-controlling interests		1,510	862

		(3,589)	16,300

Earnings before income and mining taxes		76,839	53,776

Income and mining taxes:
Current taxes		20,114	16,241
Future taxes		4,222	3,162

		24,336	19,403

Net earnings		52,503	34,373

Weighted average number of common shares outstanding (in thousands)	9(g)
Basic		310,100	294,901
Diluted		310,976	295,573
Basic and diluted net earnings per share		0.17	0.12

See the accompanying notes which are an integral part of these unaudited interim consolidated financial statements.

IAMGOLD CORPORATION - FIRST QUARTER FINANCIAL STATEMENTS – MARCH 31, 2009

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME AND RETAINED EARNINGS

(Unaudited; Expressed in thousands of US dollars)

First quarter ended March 31	2009	2008
	$	$
COMPREHENSIVE INCOME
Net earnings	52,503	34,373

Other comprehensive income, net of tax:
Cumulative translation adjustment
Unrealized loss on translating financial statements of net investment in self-sustaining foreign denominated operations	(17,568)	(8,222)

Change in unrealized gain (loss) on available-for-sale financial assets
Unrealized gain (loss) on available-for-sale financial assets	773	(527)
Income tax impact	(265)	112

	508	(415)

Total other comprehensive loss, net of tax	(17,060)	(8,637)

Comprehensive income	35,443	25,736

	$	$
RETAINED EARNINGS
Retained earnings, beginning of period	21,897	49,553
Net earnings	52,503	34,373

Retained earnings, end of period	74,400	83,926

See the accompanying notes which are an integral part of these unaudited interim consolidated financial statements.

IAMGOLD CORPORATION - FIRST QUARTER FINANCIAL STATEMENTS – MARCH 31, 2009

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited; Expressed in thousands of US dollars)

First quarter ended March 31	Note	2009	2008
		$	$
Operating activities:
Net earnings		52,503	34,373
Disbursement to asset retirement obligations		(1,856)	(1,585)
Settlement of forward sales liability – EURO Ressources		(3,617)	—
Items not affecting cash:
Earnings from working interests		(5,941)	(10,893)
Depreciation, depletion and amortization		32,057	40,685
Amortization of forward sales liability		(4,673)	(4,343)
Future income and mining taxes		4,222	3,162
Stock-based compensation	9(e)	1,404	478
Derivative loss (gain)	11	3,175	(1,484)
Gain on sale of gold bullion	5	(36,628)	—
Non-controlling interests		1,510	862
Foreign exchange loss		7,506	322
Other		1,848	(2,534)
Change in non-cash working capital		9,794	14,020

		61,304	73,063

Investing activities:
Acquisitions		(3,271)	—
Investments		—	(1,770)
Advances to working interests		(6,645)	—
Restricted cash		5,311	(6,755)
Mining assets		(53,340)	(28,100)
Exploration and development		(6,385)	(2,937)
Long-term ore stockpiles		(2,763)	(6,481)
Net proceeds of other assets		24	98
Proceeds from sale of gold bullion	5	66,411	—

		(658)	(45,945)

Financing activities:
Proceeds from loan		60,000	—
Repayment of debt		(114,021)	(4,009)
Issue of common shares, net of issue costs		272,301	13,981
Dividends paid		(17,740)	(17,625)

		200,540	(7,653)

Impact of foreign exchange on cash and cash equivalents		(7,506)	(322)

Net increase in cash and cash equivalents		253,680	19,143
Cash and cash equivalents, beginning of period		117,989	113,265

Cash and cash equivalents, end of period		371,669	132,408

Interest paid		476	64
Income and mining taxes paid		4,982	4,014

See the accompanying notes which are an integral part of these unaudited interim consolidated financial statements.

IAMGOLD CORPORATION - FIRST QUARTER FINANCIAL STATEMENTS – MARCH 31, 2009

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Amounts in notes are in US dollars, and tabular amounts are in thousands of US dollars, except where otherwise indicated)

1.	NATURE OF OPERATIONS AND BASIS OF PRESENTATION

IAMGOLD Corporation (“IAMGOLD” or “the Company”) is engaged in the exploration, development and operation of gold mining properties and the operation of a niobium mine. The consolidated financial statements of IAMGOLD are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). They have been prepared following the same accounting policies and methods of computation as the annual audited consolidated financial statements for the year ended December 31, 2008, except for the changes in accounting policies mentioned in note 2 below. The interim unaudited consolidated financial statements should be read in conjunction with the audited consolidated financial statements and the notes thereto in the Company’s annual report for the year ended December 31, 2008. Reference to the Company included herein means the Company and its consolidated subsidiaries and joint ventures.

2.	CHANGES IN ACCOUNTING POLICIES

(a)	Goodwill and intangible assets

In February 2008, the Canadian Institute of Chartered Accountants (“CICA”) replaced Section 3062 – Goodwill and other intangible assets with Section 3064 – Goodwill and intangible assets. This section gives the definition and establishes standards for the recognition, measurement and disclosure of goodwill and intangible assets. Accounting for goodwill and intangible assets following a business combination remains unchanged. Section 3064 gives guidance about internally generated intangible assets. This section applies to fiscal years beginning on or after October 1, 2008. The adoption of this new standard did not have any impact on the Company’s consolidated financial statements in 2009.

(b)	Credit risk and the fair value of financial assets and financial liabilities

In January 2009, the Emerging Issues Committee (“EIC”) issued EIC-173, Credit risk and the fair value of financial assets and financial liabilities. The EIC reached a consensus that an entity’s own credit risk and the credit risk of the counterparty should be taken into account in determining the fair value of financial assets and financial liabilities, including derivative instruments. This accounting treatment should be applied retrospectively without restatement of prior periods. The application of EIC-173 did not have any impact on the Company’s financial statements.

(c)	Mining exploration costs

In March 2009, the CICA issued EIC-174, Mining exploration costs. The EIC provides guidance on the capitalization and the impairment of exploration costs. This standard is effective in 2009. The application of the EIC did not have any impact on the Company’s financial statements.

IAMGOLD CORPORATION - FIRST QUARTER FINANCIAL STATEMENTS – MARCH 31, 2009

3.	FUTURE ACCOUNTING POLICIES

Section 1582, Business combinations; Section 1601, Consolidated financial statements; and Section 1602, Non-controlling interests

The CICA issued three new accounting standards in January 2009: Section 1582, Business combinations; Section 1601, Consolidated financial statements; and Section 1602, Non-controlling interests. These new standards will be effective for fiscal years beginning on or after January 1, 2011 and earlier adoption is permitted as of the beginning of a fiscal year. The Company is in the process of evaluating the requirements of the new standards.

Sections 1582 replaces section 1581 and establishes standards for the accounting for a business combination. It provides the Canadian equivalent to International Financial Reporting Standards IFRS 3R - Business Combinations.

Sections 1601 and 1602 together replace section 1600, Consolidated Financial Statements. Section 1601 establishes standards for the preparation of consolidated financial statements. Section 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. It is equivalent to the corresponding provisions of International Financial Reporting Standard lAS 27 -Consolidated and separate financial statements.

4.	ACQUISITIONS

Orezone Resources Inc.

On February 25, 2009, the Company acquired all of the outstanding common shares of Orezone Resources Inc. (“Orezone”). The principal asset of Orezone is a 90% interest in the Essakane gold project, (the “Essakane project”). Prior to the 100% acquisition of Orezone, other exploration properties that were not related to the Essakane project were spun out into a new exploration company, Orezone Gold Corporation (“Orezone Gold”), a new public company. Pursuant to the transaction, the Company acquired all of the remaining outstanding common shares of Orezone. The holders of common shares of Orezone received for each share 0.08 of an IAMGOLD common share and 0.125 of a common share of Orezone Gold.

In accordance with Canadian GAAP, CICA Section 1581 – Business Combinations, this transaction does not meet the definition of a business combination as the primary asset (Essakane project) has not commenced planned principal operations and is in the development stage. Consequently, the transaction has been recorded as an acquisition of an asset.

On February 25, 2009, a total of 28,817,244 shares valued at $220,735,000 were issued for the acquisition of Orezone. The value was determined based on the market value of the IAMGOLD shares at the closing date of the transaction.

The Company’s private placement in Orezone acquired on December 31, 2008, for a gross consideration of $16,420,000, was accounted for using the equity method of accounting within working interests, for the period between the acquisition date and February 25, 2009. During this period, the Company recognized an equity loss of $491,000. In conjunction with the Orezone Gold spin off, an amount of $3,416,000 which represents the Company’s 16.6% interest in Orezone Gold, was reclassified out of working interests into marketable securities. The Company’s investment in Orezone Gold has been designated as an available-for-sale security. The remaining private placement balance of $12,513,000 has been included as part of consideration for the transaction.

Also included as part of consideration were the issuance of options and warrants of IAMGOLD and a cash subscription of $3,975,000 into the shares of Orezone Essakane (BVI) Limited, a wholly owned subsidiary of Orezone. The total purchase price was $238,105,000 including transaction costs of $5,369,000 less cash and cash equivalents acquired of $5,319,000.

IAMGOLD CORPORATION - FIRST QUARTER FINANCIAL STATEMENTS – MARCH 31, 2009

The purchase price was allocated to the assets acquired and the liabilities assumed based on the fair value of the total consideration at the closing date of acquisition. All financial assets acquired and financial liabilities assumed were recorded at fair value. The excess of the amounts assigned to the acquired assets over the consideration paid was allocated on a pro rata basis to reduce the values assigned to mining assets and exploration and development assets acquired. The future tax liability attributable to the asset acquisition was calculated using the appropriate method in order to allocate the purchase price to the assets and the related future tax liability.

The determination of fair value required management to make assumptions and estimates about the fair values which generally require a high degree of judgment and include future commodity prices, discount rates and foreign exchange rates. Changes in any of the assumptions or estimates used in determining the fair values could have an impact on the allocation of the fair value to balance sheet items and on future results.

$
Assets acquired and liabilities assumed
Current assets	2,414
Mining assets	42,936
Other long-term assets	18
Exploration and development	296,305
Current liabilities	(15,013)
Debt	(40,000)
Convertible debenture	(8,276)
Future income and mining tax liability	(40,279)

238,105

Consideration paid
Issuance of shares	220,735
Initial private placement investment	12,513
Additional subscription	3,975
Options issued	684
Warrants	148
Transaction costs	5,369
Less: Cash and cash equivalents acquired	(5,319)

238,105

5.	GOLD BULLION

		March 31, 2009	December 31, 2008
Ounces held	(oz)	99,999	173,704
Weighted average acquisition cost	($/oz)	404	404
Acquisition cost	(in $000s)	40,408	70,191
End of period spot price for gold	($/oz)	917	870
End of period market value	(in $000s)	91,649	151,079

In the first quarter of 2009, the Company sold 73,705 ounces of its gold bullion at an average price of $901 per ounce with proceeds of $66,411,000 resulting in a gain of $36,628.000.

IAMGOLD CORPORATION - FIRST QUARTER FINANCIAL STATEMENTS – MARCH 31, 2009

6.	INVENTORIES

	March 31, 2009	December 31, 2008
	$	$
Gold production inventory	30,755	27,016
Niobium production inventory	12,136	10,138
Concentrate inventory	228	151
Ore stockpiles – current	10,352	8,221
Mine supplies	51,658	47,275

Inventories	105,129	92,801

The amount of inventories movement recognized as a reduction of mining costs during the first quarter of 2009 was $5,710,000 ($4,829,000 during the first quarter of 2008). During the first quarter of 2009, there was no write-down of inventories recognized as an expense.

7.	FINANCIAL INSTRUMENTS

The following table presents the carrying amounts and estimated fair values of the Company’s financial instruments.

	March 31, 2009		December 31, 2008
	Carrying value	Fair value	Carrying value	Fair value
	$	$	$	$
Financial Assets
Cash and cash equivalents(1)	371,669	371,669	117,989	117,989
Restricted cash(1)	—	—	5,579	5,579
Receivables excluding gold receivable, heating oil call option contracts, and prepaid expenses	51,169	51,169	58,089	58,089
Heating oil call option contracts(2)	599	599	1,457	1,457
Marketable securities(3)	9,085	9,085	4,682	4,682
Convertible debenture	2,775	2,775	2,873	2,873

Financial Liabilities
Accounts payable and accrued liabilities	172,505	172,505	146,668	146,668
Credit facility	40,000	40,000	50,000	50,000
Other debt	5,628	5,628	6,132	6,132
Gold forwards sales liability – Mupane	5,799	12,393	10,472	20,777
Derivatives – Gold forward sales(4)	3,919	3,919	7,057	7,057
Derivatives – Foreign currency(5)	2,390	2,390	573	573

(1)	The related interest income totaled $120,000 during the first quarter of 2009 ($573,000 in the first quarter of 2008).
(2)

During 2008, the Company paid $2,260,000 for these contracts as described in note 13. At March 31, 2009 the fair value decreased to $599,000 (December 31, 2008—$1,457,000) resulting in a derivative loss of $858,000 during the first quarter of 2009 (Nil during the first quarter of 2008).

(3)

In the first quarter of 2009, an unrealized gain related to change in the quoted market value of marketable securities of $773,000 was recorded in OCI (loss of $527,000 in the first quarter of 2008). No impairment charge was recorded during the first quarter of 2009.

An unrealized loss related to the change in the fair value of warrants included in marketable securities of $9,000 was recorded during the first quarter of 2009 (loss of $195,000 in the first quarter of 2008).

(4)	Gold forward sales agreements were assumed following the acquisition of EURO Ressources S.A. (note 13). During the first quarter of 2009, the Company paid the settlement obligation

IAMGOLD CORPORATION - FIRST QUARTER FINANCIAL STATEMENTS – MARCH 31, 2009

of $3,617,000 outstanding for ounces bought back in December 2008. There were no deliveries during the first quarter of 2009 and the decrease in fair value totaling $479,000 was accounted for under derivative loss as these contracts do not qualify for hedge accounting.

(5)	The change in fair value of these contracts at March 31, 2009 resulted in a derivative loss of $1,817,000 during the first quarter of 2009 (Nil during the first quarter of 2008) (note 13)

Risks

The Company is subject to various financial risks, such as various credit, market and liquidity risks associated with its financial instruments, which could have a significant impact on profitability, levels of operating cash flow and financial condition. Recent financial market conditions have impacted interest rates, gold price and currency rates.

Credit risk

The Company holds cash and cash equivalents in highly credit rated financial institutions and does not hold any asset-backed commercial paper.

At March 31, 2009, 67% of settlement receivables from sales of niobium, included in receivables and other, were outstanding since less than 30 days. As at March 31, 2009, there were no impaired settlement receivables and there was no amount that would otherwise be past due or impaired whose terms have been renegotiated.

Management currently does not expect the amount of receivables from government related to taxes, mineral rights and exploration tax credit to be materially different from that currently recorded.

Market risk

Market risk comprises three types of risk: currency risk, interest rate risk and other price risk.

Currency risk

Foreign exchange contracts are detailed in note 13.

Following the equity financing in Canadian dollars during the first quarter of 2009, the Company reviewed its hedge of Canadian dollars exposure to 25% after the end of the first quarter. The remaining forward contracts were sold and some of the option contracts were off-set resulting in a net gain of $0.9 million. The Company will continue to monitor its currency hedging requirements and exposure. These contracts do not qualify for hedge accounting.

As at March 31, 2009, the fair value of these options and forwards and the relating fair value after an increase and a decrease of 10% in exchange rates of US dollars compared to Canadian dollars, would have been as follows:

Fair value	March 31, 2009	Increase of 10%	Decrease of 10%
	$	$	$
Foreign currency derivatives	(2,390)	(11,065)	6,448

The impact of conversion of transactions denominated in foreign currencies is accounted for in the statement of earnings and presents increased risk as the Canadian dollar and other currency rates fluctuate in relation to the US dollar. As the Company’s Canadian mines are considered self-sustaining foreign operations, the foreign exchange impact of translating their financial statement balances to US dollars is accounted for in accumulated other comprehensive income, as a cumulative translation adjustment, which shelters the operations from having this impact the consolidated statement of earnings until the investment is repatriated.

Since the Company held a large amount of cash in Canadian dollars at the end of March 2009 following the equity financing during the quarter, the impact of a 10% higher foreign exchange rate of the Canadian dollar against the US dollar at the end of the quarter, would have resulted in a higher foreign exchange loss of $24,900,000. A 10% lower foreign exchange rate of the

IAMGOLD CORPORATION - FIRST QUARTER FINANCIAL STATEMENTS – MARCH 31, 2009

Canadian dollar against the US dollar at the end of the quarter would have impacted positively the net earnings by $27,403,000.

Share market price risk

At March 31, 2009, following a change of 10% in the market value of marketable securities and warrants, with all other variables held constant, the unrealized gain/loss related to changes in market value, net of income taxes, included in other comprehensive income would have changed by $654,000 and net earnings by $30,000.

Gold market price risk

The Company’s gold forward commitments assumed following the acquisition of Gallery Gold Limited (Mupane), and EURO Ressources S.A. (“EURO”) are more detailed in note 13.

As at March 31, 2009, the valuation of the remaining gold forward contracts, all expiring in 2009, was based on a gold price of $917 per ounce, and following the assumption of an increase and a decrease of $100 per ounce, would have been as follows:

	March 31, 2009 $917/oz		Increase of $100/oz at $1,017/oz	Decrease of $100/oz at $817/oz
	Carrying value	Fair value	Fair value	Fair value
	$	$	$	$
Gold forward sales – Mupane	(5,799)	(12,393)	(14,836)	(9,948)
Gold forward - EURO	(3,919)	(3,919)	(4,771)	(3,061)

Total	(9,718)	(16,312)	(19,607)	(13,009)

Heating oil market price risk

Hedging on heating oil as at March 31, 2009 is summarized in note 13. As at March 31, 2009, the valuation of these contracts was based on a heating oil price of $2.20 per gallon with a premium of $0.30 per gallon, and the relating fair value after an increase and a decrease of 10% per gallon, would have been as follows:

Fair value	March 31, 2009 $0.30/gallon	Increase of 10%	Decrease of 10%
	$	$	$
Heating oil call options contracts	599	944	341

IAMGOLD CORPORATION - FIRST QUARTER FINANCIAL STATEMENTS – MARCH 31, 2009

Liquidity risk

The Company ended the first quarter of 2009 with a strong balance sheet, having $463.3 million in cash and cash equivalents, and gold bullion at market compared to $269.1 million at the end of 2008. The actual economic conditions did not have a material negative effect on the Company’s capital structure.

The Company’s credit facility is a $140,000,000 five-year revolving credit facility which may be used for general corporate purposes including acquisitions (note 8).

At March 31, 2009, the carrying value of interest bearing debt was $45,628,000. The maturity of debt including interest was as follows:

$
2009	40,459
2010	4,889
2011	311
2012	23
2013	12
2014 and thereafter	5

Total	45,699

8.	DEBT

	March 31, 2009	December 31, 2008
	$	$
Credit facility(a)	40,000	50,000
Purchase price payable-Camp Caiman	4,137	4,137
Other	1,491	1,995

Total	45,628	56,132
Current portion of credit facility	40,000	50,000
Current portion of other debt	428	665

Long-term portion	5,200	5,467

As at March 31, 2009, $40,000,000 of the credit facility was drawn upon, and a letter of credit of $9,206,000 was outstanding under the credit facility to guarantee certain asset retirement obligations. As at March 31, 2009, the weighted average interest rate on the Company’s short term borrowings under its credit facility was 3.85%.

Interest expense and fee expense on debt was totaling $476,000 during the first quarter of 2009 ($99,000 during the first quarter of 2008).

IAMGOLD CORPORATION - FIRST QUARTER FINANCIAL STATEMENTS – MARCH 31, 2009

9.	SHARE CAPITAL

(a)	Authorized

Unlimited first preference shares, issuable in series

Unlimited second preference shares, issuable in series

Unlimited common shares

(b)	Issued and outstanding common shares

	Number of Shares	Amount $
Issued and outstanding, December 31, 2008	295,716,675	1,655,755
Shares issued on acquisition of Orezone	28,817,244	220,735
Shares issued following the conversion of a debenture in Orezone	555,425	4,254
Public offerings	39,445,000	269,628
Exercise of options(c)	486,300	4,745
Share bonus plan(d)	51,152	449

Issued and outstanding, March 31, 2009	365,071,796	2,155,566

On February 25, 2009, a total of 28,817,244 shares valued at $220,735,000 were issued for the acquisition of Orezone (note 4). The value was determined based on the market value of the IAMGOLD shares on the date of transaction. The Company also settled the convertible debenture assumed from Orezone by paying cash of $4,021,000 and issuing to the holder 555,425 common shares of IAMGOLD at a price equal to 95% of the volume weighted average price of one IAMGOLD share on the Toronto Stock Exchange for the 20 trading days prior to the date of the Orezone acquisition.

On March 26, 2009, the Company issued 39,445,000 common shares, at a price of C$8.75 per common share to raise gross proceeds of $281,474,000 (C$345,144,000). The net proceeds were $269,628,000.

(c)	Share options

The Company has a comprehensive share option plan for its full-time employees, directors and officers and self-employed consultants. The options vest over three and four years and expire no later than ten years from the grant date. The total number of shares reserved for the grants of share options is 20,257,401, and at March 31, 2009, 12,279,001 shares remained in reserve. Options issued on the acquisition of Repadre Capital Corporation (in 2003), and Cambior (in 2006) and Orezone (in 2009) are excluded from this reserve number.

Changes in the Company’s share option plan during the first quarter of 2009 are presented below. All exercise prices are denominated in Canadian dollars. The exchange rates at March 31, 2009 and December 31, 2008 between US dollar and Canadian dollar were 1.2613 and 1.2180 respectively.

IAMGOLD CORPORATION - FIRST QUARTER FINANCIAL STATEMENTS – MARCH 31, 2009

First quarter ended March 31	2009
	Options	Weighted average exercise Price (C$)
Outstanding, beginning of period	6,510,807	8.15
Granted	45,200	6.33
Assumed on acquisition of Orezone assets	367,456	17.83
Exercised	(486,300)	6.82
Forfeited	(97,300)	12.87

Outstanding, end of period	6,339,863	8.73

Exercisable, end of period	3,207,324	10.00

The fair value of the options granted has been estimated at the grant date using the Black-Scholes option pricing model with the following weighted average assumptions. The weighted average expected life of these options is between one and eight years depending upon the life of the option. The estimated fair value of the options is expensed over the options’ vesting period of three or four years.

2009
Risk free interest rate	2%
Volatility	54%
Dividend	1%
Weighted average expected life of options issued (years)	4.4
Weighted average grant-date fair value ($ per share)	1.89

(d)	Share bonus plan

The Company has a share bonus plan for employees whereby a maximum of 600,000 common shares may be awarded. As of March 31, 2009, 385,555 shares remained in reserve.

First quarter ended March 31	2009
Number
Outstanding, beginning of period	86,652
Granted	5,000
Issued	(51,152)

Outstanding, end of period	40,500

(e)	Stock-based compensation

The Company expenses the fair value of all stock-based compensation granted.

First quarter ended March 31	2009	2008
	$	$
Share options	922	397
Share bonus plan	250	81
Deferred share plan	232	—

	1,404	478

IAMGOLD CORPORATION - FIRST QUARTER FINANCIAL STATEMENTS – MARCH 31, 2009

(f)	Warrants

On acquisition of Orezone, in the first quarter of 2009, 2,000,000 warrants were issued, exercisable for 160,000 shares of IAMGOLD at a price of C$14.79 each expiring on August 1, 2010.

(g)	Earnings per share

Basic earnings per share computation

First quarter ended March 31,	2009	2008
	$	$
Numerator:
Net earnings	52,503	34,373

Denominator
Weighted average common shares outstanding	310,100,001	294,900,558

Basic earnings per share	0.17	0.12

Diluted earnings per share computation:

First quarter ended March 31,	2009	2008
	$	$
Numerator:
Net earnings	52,503	34,373

Denominator
Weighted average common shares outstanding	310,100,001	294,900,558
Dilutive effect of employee share options	876,442	672,692

Total average common shares outstanding	310,976,443	295,573,250

Diluted earnings per share	0.17	0.12

Equity instruments excluded from the computation of diluted earnings per share which could be dilutive in the future were as follows:

	March 31, 2009	March 31, 2008
Share options	2,949,456	3,524,749
Warrants	160,000	8,396,220

	3,109,456	11,920,969

10.	ACCUMULATED OTHER COMPREHENSIVE LOSS

	Cumulative translation adjustment	Unrealized gain (loss) on marketable securities	Income tax impact	Accumulated other comprehensive loss
	$	$	$	$
Balance as at December 31, 2008	(55,559)	(6,658)	989	(61,228)
Change in the first quarter of 2009	(17,568)	773	(265)	(17,060)

Balance as at March 31, 2009	(73,127)	(5,885)	724	(78,288)

IAMGOLD CORPORATION - FIRST QUARTER FINANCIAL STATEMENTS – MARCH 31, 2009

11.	DERIVATIVE LOSS (GAIN)

First quarter ended March 31,	2009	2008
	$	$
Change in fair value of derivative foreign exchange instruments	1,817	—
Change in fair value of derivative heating oil instruments	858	—
Change in fair value of derivative gold instruments (EURO)	479	—
Change in fair value of embedded derivative in gold receivable	—	(1,679)
Other (marketable securities and embedded derivatives)	21	195

Derivative loss (gain)	3,175	(1,484)

12.	CAPITAL DISCLOSURES

The Company manages capital by reviewing the following items:

	March 31, 2009	December 31, 2008
	$	$
Cash and cash equivalents	371,669	117,989
Debt	45,628	56,132
Common shares	2,155,566	1,655,755

In order to maintain or adjust its capital structure, the Company may adjust its capital spending, adjust the amount of dividend distributions, issue new shares, purchase shares for cancellation pursuant to normal course issuer bids, issue new debt, repay existing debt, or sell gold bullion.

In 2008, the Company declared an annual dividend payment of $17,740,000 ($0.06) per share paid on January 12, 2009 to shareholders of record as of the close of trading on December 24, 2008.

The Company has complied with its credit facility covenants. There were no changes in the Company’s approach to capital management during the first quarter of 2009.

During the first quarter of 2009, the Company repaid a net $10,000,000 on its revolving credit facility. In addition, the Company repaid in full the assumed outstanding bridge financing of $40,000,000 following the acquisition of Orezone. At March 31, 2009, under the credit facility there were $40,000,000 utilized, and a letter of credit of $9,206,000 issued to guarantee certain asset retirement obligations.

The Company’s capital structure was modified, mainly following the acquisition of Orezone and the equity financing realized during the first quarter of 2009:

•

A total of 28,817,244 shares valued at $220,735,000 were issued for the acquisition of Orezone on February 25, 2009. The Company also converted the debenture held by Orezone, as to 50% of the payable amount in cash and, as to the remaining 50%, for 555,425 common shares of IAMGOLD.

•

On March 26, 2009, the Company issued also 39,445,000 common shares, to raise gross proceeds of $281,474,000 (C$345,144,000). The net proceed of $269,628,000 was invested in current investments such as short-term deposits and interest bearing securities as allowed by the investment policy of the Company. These funds will be used to fund the construction and development of the Essakane project, and the balance for capital expenditures at the Company’s other properties and general corporate purposes including acquisition opportunities.

During the first quarter of 2009, the Company sold gold bullion as mentioned in note 5, Gold bullion.

IAMGOLD CORPORATION - FIRST QUARTER FINANCIAL STATEMENTS – MARCH 31, 2009

13.	DERIVATIVE INSTRUMENTS

(a)	Gold sales commitments

	March 31, 2009		December 31, 2008
	Carrying Value	Fair Value	Carrying Value	Fair Value
	$	$	$	$
Normal sales contracts (Mupane)	(5,799)	(12,393)	(10,472)	(20,777)
Forward sales contracts (EURO)	(3,919)	(3,919)	(7,057)	(7,057)

	(9,718)	(16,312)	(17,529)	(27,834)

The Mupane forward sales contracts acquired as part of the acquisition of GGL are accounted for as normal purchase and sales contracts whereby deliveries are recorded at their respective forward prices. During the first quarter of 2009, 19,444 ounces of gold were delivered under the forward sales contracts (19,444 ounces in the first quarter of 2008). As of March 31, 2009, there were 24,444 ounces of gold remaining at an average forward price of $410 per ounce, the liability as per balance sheet was $5,799,000 and the fair value was $12,393,000.

Additional gold forward sales agreements were also assumed following the acquisition of EURO in late 2008. During the first quarter of 2009, the Company paid the settlement obligation of $3,617,000 outstanding for ounces bought back in December 2008. There were no deliveries during the first quarter of 2009. As of March 31, 2009, there were 8,550 ounces of gold remaining at an average forward price of $459 per ounce. The decrease in fair value during the first quarter of 2009, totaling $479,000, was accounted for under derivative loss, since these contracts did not qualify for hedge accounting.

(b)	Heating oil options contracts

Hedging, totaling 6,300,000 gallons of heating oil, represents approximately 50% of the Company’s planned diesel consumption for the remainder of 2009 at the Rosebel, Mupane, Sadiola and Yatela operations. At March 31, 2009, the remaining contracts, acquired in 2008 by IAMGOLD at a premium average price of $0.30 per gallon, for a total price of $2,260,000, had a fair value of $599,000, resulting in a derivative loss of $858,000 during the first quarter of 2009. These options all expire in 2009 and the fair value is included in receivables and other in the consolidated balance sheet.

(c)	Foreign exchange contracts

The Company uses foreign exchange put and call options contracts (commonly referred to as collars) and forward contracts to mitigate the risk of variability of the US dollar compared to the Canadian dollar. These contracts do not qualify for hedge accounting and the fair value was included in current portion of long-term liabilities on the consolidated balance sheet. The Company obtains a valuation for the fair value of the options from counterparties of its portfolio of contracts.

As at March 31, 2009, the Company had commitments through collars totalling $88,500,000, and forwards totalling $27,000,000, all expiring in 2009, with a total negative fair value of $2,390,000 which resulted in a derivative loss of $1,817,000 during the first quarter of 2009 (nil during the first quarter of 2008).

IAMGOLD CORPORATION - FIRST QUARTER FINANCIAL STATEMENTS – MARCH 31, 2009

14.	COMMITMENT AND CONTINGENCIES

(a)	Claims

The Company is subject to various claims, legal proceedings, potential claims and complaints arising in the normal course of business. The Company is also subject to the possibility of new income and mining tax assessments for some years. The Company does not believe that unfavorable decisions in any pending procedures or threat of procedures related to any future assessment or any amount it might be required to pay will entail a material adverse effect on the Company’s financial condition. No amounts have been accrued in the financial statements.

(b)	Camp Caiman Project

Camp Caiman is a development project located southeast of Cayenne, the capital city of French Guiana. In January 2008, the formal application to begin construction of the Camp Caiman project was denied by the French Government. The carrying value of the Camp Caiman project included in exploration and development capitalized assets and goodwill is $99,156,000.

The French authorities have not yet announced a new mining framework for French Guiana, but have published a working document as a first step. This working document has been circulated to a group of stakeholders for review, providing the context for mining development and recommends areas for mineral development, as well as outlining environmentally sensitive areas that they suggest should be considered for exclusion. Consistent with previous communications with the French authorities, the document indicates that the Camp Caiman deposit lies within one of these suggested areas of exclusion.

The working document will proceed through a stage of informal and formal consultation during which time the Company will continue to work actively and cooperatively with government officials at all levels as well as key stakeholders, in order to develop an acceptable plan that would permit development of the Camp Caiman deposit using an alternative approach designated as Project Harmonie, subject to appropriate restrictions and regulations. Following the period of consultation, the government is expected to prepare the final mining framework, which is not expected to be completed before the end of the second quarter of 2009.

If the Company is unable to reach an agreement on an acceptable project development plan, there may be an adverse impact on existing rights and interests, the impact of which is difficult to assess at this time. Based on information currently available, the Company believes there is insufficient evidence to indicate an impairment exists. In order to protect the interests of the Company’s shareholders for damages incurred to date, appropriate legal claims have been prepared for filing. The Company’s objective remains to bring the Camp Caiman project into production.

(c)	Operating leases

Payment obligations related to operating lease agreements increased from $4,187,000 at the end of December 2008 to $4,916,000 at the end of March 2009. The increase is mainly due to the acquisition of Orezone during the first quarter of 2009.

IAMGOLD CORPORATION - FIRST QUARTER FINANCIAL STATEMENTS – MARCH 31, 2009

15.	SEGMENTED INFORMATION

The Company’s gold mine segment is divided into geographic segments, as follows:

Suriname:	Rosebel mine
Canada:	Doyon division, Sleeping Giant mine, and Westwood project
Botswana:	Mupane mine
Mali:	Joint venture in Sadiola (38%) and Yatela (40%)
Ghana:	Working interests in Tarkwa and Damang (18.9%)

The Sleeping Giant mine closed in October 2008. The Company’s segments also include non-gold activities (Niobec mine located in Canada), Exploration and development, and Corporate which also includes royalty interests located in Canada.

First quarter ended March 31, 2009

	Gold Mines
	Suriname	Canada	Botswana	Mali	Ghana	Total
	$	$	$	$	$	$
Revenues	67,481	33,028	12,495	42,474	—	155,478
Depreciation, depletion and amortization	9,701	5,791	3,308	4,703	—	23,503
Earnings from working interests	—	—	—	—	6,432	6,432
Exploration expense	996	1,257	—	46	—	2,299
Other expense	147	—	—	—	—	147
Income and mining taxes (recovery)	9,866	766	—	5,187	—	15,819
Net earnings (loss)	17,144	7,129	(750)	12,600	6,432	42,555
Expenditure for mining assets and capitalized exploration and development	14,782	13,898	293	293	—	29,266
Increase (decrease) to goodwill	—	(2,833)	—	—	—	(2,833)

At March 31, 2009:
Working interest, royalty interest, mining assets, exploration and development, and other intangible assets	414,303	179,932	34,510	43,222	149,829	821,796
Total assets	617,680	282,693	65,660	187,631	208,989	1,362,653

First quarter ended March 31, 2009

	Total Gold Mines	Niobium	Exploration and Development	Corporate	Total
	$	$	$	$	$
Revenues	155,478	31,836	—	1,302	188,616
Depreciation, depletion and amortization	23,503	4,903	84	3,567	32,057
Earnings from working interests	6,432	—	(491)	—	5,941
Exploration expenses	2,299	—	3,474	814	6,587
Interest expense	—	23	—	453	476
Other expense	147	—	2,262	(366)	2,043
Income and mining taxes (recovery)	15,819	603	(792)	8,706	24,336
Net earnings (loss)	42,555	13,847	54,184	(58,083)	52,503
Expenditure for mining assets and capitalized exploration and development	29,266	4,284	26,175	—	59,725
Increase (decrease) to goodwill	(2,833)	—	147	—	(2,686)

At March 31, 2009:
Working interests, royalty interest, mining assets, exploration and development, and other intangible assets	821,796	281,678	486,972	112,940	1,703,386
Total assets	1,362,653	314,755	656,499	388,000	2,721,907

IAMGOLD CORPORATION - FIRST QUARTER FINANCIAL STATEMENTS – MARCH 31, 2009

First quarter ended March 31, 2008

	Gold Mines
	Suriname	Canada	Botswana	Mali	Ghana	Total
	$	$	$	$	$	$
Revenues	65,026	45,913	12,205	49,754	—	172,898
Depreciation, depletion and amortization	9,480	13,853	3,457	5,585	—	32,375
Earnings from working interests	—	—	—	—	10,893	10,893
Exploration expense	865	1,527	6	643	—	3,041
Other expense (income)	—	—	—	—	—	—
Income and mining taxes (recovery)	7,739	(522)	—	8,096	—	15,313
Net earnings (loss)	11,611	2,928	690	14,003	10,893	40,125
Expenditure for mining assets and capitalized exploration and development	18,144	3,090	103	3,444	—	24,781

First quarter ended March 31, 2008

	Total Gold Mines	Niobium	Exploration and Development	Corporate	Total
	$	$	$	$	$
Revenues	172,898	32,707	—	2,347	207,952
Depreciation, depletion and amortization	32,375	6,812	63	1,435	40,685
Earnings from working interests	10,893	—	—	—	10,893
Exploration expenses	3,041	—	4,260	668	7,969
Interest expense	—	—	—	99	99
Other expense (income)	—	—	1,136	(1,063)	73
Income and mining taxes (recovery)	15,313	(28)	(580)	4,698	19,403
Net earnings (loss)	40,125	10,017	(4,252)	(11,517)	34,373
Expenditure for mining assets and capitalized exploration and development	24,781	3,319	2,937	—	31,037

At December 31, 2008

	Gold Mines
	Suriname	Canada	Botswana	Mali	Ghana	Total
	$	$	$	$	$	$
Working interest, royalty interest, mining assets, exploration and development, and other intangible assets	409,465	177,775	37,528	51,049	136,751	812,568
Total assets	605,996	290,719	70,102	178,872	195,911	1,341,600

At December 31, 2008

	Total Gold Mines	Niobium	Exploration and Development	Corporate	Total
	$	$	$	$	$
Working interests, royalty interest, mining assets, exploration and development, and other intangible assets	812,568	292,321	138,109	116,263	1,359,261
Total assets	1,341,600	322,719	160,052	327,315	2,151,686

16.	COMPARATIVE FIGURES

Certain 2008 comparative figures have been reclassified to conform to the consolidated financial statement presentation adopted in 2009.

IAMGOLD CORPORATION - FIRST QUARTER FINANCIAL STATEMENTS – MARCH 31, 2009